Equity LifeStyle Properties, Inc.
Two North Riverside Plaza
Chicago, Illinois 60606
(312) 279-1400
Fax (312) 279-1710
www.equitylifestyle.com
January 22, 2024

VIA EDGAR

Eric McPhee
Jennifer Monick
Division of Corporation Finance
Office of Real Estate & Construction
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:    Equity LifeStyle Properties, Inc.
Form 10-K for the year ended December 31, 2022
Response dated August 18, 2023
File No. 001-11718

Dear Mr. McPhee and Ms. Monick:

On behalf of Equity LifeStyle Properties, Inc. (the “Company”), this letter responds to your letter, dated January 11, 2024 (the “Comment Letter”), regarding the above-referenced filings. Each of your comments is set forth below, followed by the corresponding response. For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter. Each response of the Company is set forth in ordinary type beneath the corresponding comment of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) from the Comment Letter appearing in bold type. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Company’s Annual Report on Form 10-K for the year ended December 31, 2022 (the “2022 Form 10-K”).

Form 10-K for the year ended December 31, 2022

Non-GAAP Financial Measures, page 47

1.We have reviewed your response to comment 1 and your proposal to continue to exclude deferrals in your non-GAAP measures for the remainder of 2023. We continue to believe that the accelerated recognition of membership revenues is not consistent with Question 100.04 of the Compliance and Disclosure Interpretations (“C&DIs”) on Non- GAAP Financial measures. Given this, we do not believe it is appropriate for you to continue to include the change in your deferred revenue liability for upfront payments received related to membership upgrade contracts in your calculation of any non-GAAP financial measures for the remainder of 2023. Please revise your presentation beginning with your next periodic filing and earnings release to remove this adjustment from your non-GAAP measures.

Mr. Eric McPhee and Ms. Jennifer Monick
Securities and Exchange Commission
January 22, 2024

Response:
The Company acknowledges the Staff’s comment and, commencing with the fourth quarter 2023 earnings release, 2023 Annual Report on Form 10-K and all future periodic filings, including the amended filings described in our response to comment 2 below, we will no longer include the change in deferred revenue liability for upfront payments received related to membership upgrade contracts in our calculation of any non-GAAP financial measures.

Consolidated Statements of Cash Flows, page F-9

2.We have considered your response to comment 5 in our letter dated May 17, 2023. Given the quantitative significance of the error to cash flows from operating activities and that we do not agree that the factors cited in your qualitative assessment overcome such significance, we disagree with your conclusion that the error was immaterial. Accordingly, we have concluded that your previously issued consolidated financial statements are materially misstated and, therefore, should be restated. Also, in light of the restatement, please reassess your conclusions regarding disclosure controls and procedures and internal control over financial reporting for the impacted periods.
Response:
The Company acknowledges the position of the Staff. Concurrently with the filing of this correspondence, the Company filed a Current Report on Form 8-K to provide disclosure under Item 4.02 regarding non-reliance on previously issued financial statements for the years ended December 31, 2022, 2021 and 2020 and for the quarters ended March 31, 2023 and 2022 as a result of the classification error in the Company’s Statements of Cash Flows. The Company restated its audited consolidated financial statements for the years ended December 31, 2022, 2021 and 2020 and unaudited interim financial statements for the quarters ended March 31, 2023 and 2022 by filing an amended Annual Report on Form 10-K/A for the year ended December 31, 2022 and an amended Quarterly Report on Form 10-Q/A for the quarter ended March 31, 2023.

The Company disclosed a material weakness in its internal control over financial reporting as a result of the restatement and, therefore, concluded that its internal control over financial reporting and disclosure controls and procedures were ineffective as of December 31, 2022, which conclusions were disclosed in the amended Form 10-K/A for the year ended December 31, 2022.

If you require additional information or have any questions about this letter, please call me at 312-279-1488.

EQUITY LIFESTYLE PROPERTIES, INC,

/s/ Paul Seavey
Paul Seavey
Executive Vice President & Chief Financial Officer

Cc:	Brent Wyper, Ernst & Young, LLP
Larry P. Medvinsky, Esq., Morrison Foerster LLP